
Preserving Classic Mercedes
For the Next Generation
MBZ PARTS

PITCH VIDEO INVESTOR PANEL

INVEST IN **MBZ PARTS**

Transforming the Classic Mercedes Parts Industry

LEAD INVESTOR

Bex Behlen

I am excited to invest in MBZ Parts because upon hearing the pitch I realized that practical and ambitious were not mutually exclusive concepts. Sheila's analysis of the market, assessment of capacity, and strategy for scale blew me away by how real it feels. Sheila's experience and connections in the Classic Mercedes niche uniquely position her to embark on this project shrewdly and confidently. There is a gaping hole in this market and, given the investment, I'm confident Sheila's strategy will transform the way vintage auto parts are bought, sold and resold in a major way.

Invested $1,000 this round

mbzparts.com San Bernardino CA

Female Founder | B2B | Ecommerce | Consumer Goods | Retail

Highlights

1. Strong Global Demand, Large International Market - $800M for parts up to 1993 alone
2. Stable Industry in Uncertain Economic Times - Auto Parts Sales Grew During Lockdown
3. Passionate Customer Base - 13,000+ Newsletter Subscribers
4. Secure & Diverse Supply Chain - Already own $2M retail worth of inventory
5. Few Industry Competitors - Many are aging out of the industry
6. Data hurdles limit competition and growth; we're ready to implement our Tech Solution
7. Parent company has been in business for 10 years
8. Founder has Extensive Experience - 22 years Ecommerce & 18 years business mgmt

Our Team



Sheila Heaney CEO & Founder

23 years ecommerce experience. 19 years experience of business ownership & management. 15 years hands-on with Classic Mercedes.

Classic Mercedes-Benz vehicles are incredible feats of engineering that have preserved beautifully. They appeal across cultural and age lines. The parts are hard to shop for and many competitors are aging out of the industry.



Z Behlen Inventory & Supply Chain Manager

6 years with the company. Vast knowledge of our products. 8 years supply chain mgmt exp.



Fred Watts Consulting Technician

9 years with the company. Large amount of technical knowledge about Classic MB drivetrains & other systems



Elizabeth Gallucci Salvage Operations Manager

3 years with the company. 5 years prior mgmt exp. Grew up with Classic MB, in a car family

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The MBZ Parts Story


MERCEDES
BENZ
OUR STORY
MBZ Parts specializes in Classic Mercedes Parts. We sell New, Used & Rebuilt Parts for all Classic Mercedes-Benz models. Our modern Ecommerce portal allows customers to browse by chassis using linked images below, the multi-level browser above, or they can search for the part they're looking for.
We have thousands of OEM and aftermarket parts for classic Mercedes from a large network of salvage and new parts suppliers all over the world.
MBZ PARTS

For classic Mercedes-Benz owners, access to parts means the difference between

a rusting vehicle under a tarp and a gleaming vintage machine cruising down a roadway. Without parts, these extraordinary vehicles are consigned to history.

MBZ Parts is transforming the classic Mercedes-Benz parts industry. Fueled by our custom digital catalog, $2M worth of parts, and years of hands-on experience with classic Mercedes vehicles, we're pushing closer to our goal to be #1 in our niche in the US.


OUR CUSTOMERS
For our customers, their classic Mercedes models are woven into the fabric of their lives, playing a part in weddings, graduations, reunions, parades, car shows, and so much more.
WLX 2009



"Once more the folks at MBZ Parts have come through for me with a very necessary part, a part that if I was unable to get for my Turbo Diesel W126, of which I am the original owner. MBZ Parts has supplied me with other necessary parts and they really are experts at providing exactly what I need. I'm keeping my almost 40 year-old S-Class, forever, and MBZ Parts will continue to be my partner for parts always as well."

-Jay Shaw






324
CHOPARD



MBZ PARTS

Our customers come from all over the world, from all walks of life, from every generation. One thing that binds them together is their love for their classic Mercedes-Benz vehicles and their passion for restoring them. Many of our customers plan to hand their classic models down to future generations; others have inherited their cars from loved ones, cars that are imbued with tremendous emotional significance.

At MBZ Parts, our easy-to-use website, our huge inventory, and our exceptional customer service backed by unparalleled product knowledge ensures that our customers can continue restoring their treasured vehicles for decades to come.


OUR MARKET
Passionate Customer Base,
with younger owners increasing.
Large International Demand
$800 Million
Global annual sales of parts for Mercedes from 1955-1993.
Very Few
direct competitors.
MBZ PARTS
280 SL
AUTOMATIC

The classic Mercedes-Benz parts industry has, prior to the founding of MBZ Parts, been a fragmented field that struggled to keep up with 21st-century technology. Many parts purveyors specialize in certain models, or they only provide parts for a few model years. And without a functional eCommerce site

provide parts for a few model years. And without a functional eCommerce site, even those limited parts inventories were inaccessible to all but local customers.

With our website providing access to parts from all vintage Mercedes-Benz models from the '50s through the early '90s, MBZ Parts makes it easy for owners to continue restoring their vehicles. And those owners are committed to keeping their vehicles in cruising condition. Global annual sales of classic Mercedes parts top $800 million.

Our business is growing rapidly, and we expect it to explode in the coming months. Our inventory is vast, we have a large and passionate customer base, and our team has a deep knowledge and understanding. But our secret sauce – what really sets us apart from every competitor – is our modern, easy-to-use eCommerce site, powered by our custom digital catalog.


MBZ PARTS
Browse By Chassis
Cars For Sale
Blog
Repairs
Wholesale
About Us
Contact Us
Invest
Brand New
European
Upholstery
MBZ PARTS

While others in our industry struggle to embrace technology, we have leaped ahead, providing customers with an unparalleled online shopping experience. Our WeFunder campaign will help us put the finishing touches on our site as well as support an expansion of our digital and physical infrastructure.

OUR COMPETITION



Specialty Suppliers
- New/Rebuilt interior & Drivetrain Parts
- Poor eCommerce & B2C exposure
High Value Vehicle Specialists
- Only offer parts for SLs and S-Class
- minimal used parts inventory
Mercedes-Benz
- Francise model limits parts resale potential
- No centralized eCommerce
- Vehicle fitment data dependent on small number of specialists
Large Euro Ecommerce
- Minimal niche knowledge
- New parts only
Direct
- Few resellers offer used & new parts for all classic models
- Adsitco: Indiana location has minimal access to used parts inventory or passionate customers
- eBay: Inconsistent knowledge and product quality among sellers
- New parts only
MBZ PARTS

Every member of our leadership team is a car lover and has an intense appreciation for the engineering and aesthetic behind classic Mercedes-Benz vehicles. This appreciation has only deepened through our experience with the individual parts themselves, as the elegance and quality are apparent in every detail. We've dedicated ourselves to making sure that these cars can be preserved and appreciated for decades to come.

Downloads

Oakland Inventory Video Tour.MOV

RTW and MBZ Explained.pdf

Articles of Incorporation - MBZ Parts.pdf

Bylaws Final signed.pdf